Exhibit 99.1

NEWS RELEASE

Endeavour Silver Reports Record Production in First Quarter, 2013;
Produces 1,489,746 oz Silver (Up 39%) and 15,032 oz Gold (Up 138%)

Endeavour Completes Annual Renegotiation of Union Contract at El Cubo;
Receives 2012 Corporate Social Responsibility Awards for Mines in Mexico
______________________________________________________________________________

Vancouver, Canada – April 8, 2013 - Endeavour Silver Corp. (TSX:EDR) (NYSE:EXK) announced today that the Company set new records for silver and gold production in the First Quarter, 2013 from the Company’s three operating silver mines in Mexico, the Guanacevi Mine in Durango State and the Bolanitos and El Cubo Mines in Guanajuato State.

Silver production in the First Quarter, 2013 was up 39% to 1,489,746 ounces (oz) and gold production was up 138% to 15,032 oz compared to the First Quarter, 2012.  Revenues were up 42% to US$69.9 million thanks to the increased metal production and some sales of accumulated concentrate, partly offset by lower metal prices.

Production Highlights for First Quarter, 2013 (Compared to First Quarter, 2012)

•	Silver production increased 39% to 1,489,746 oz
•	Gold production rose 138% to 15,032 oz
•	Silver and equivalents production escalated 63% to 2.32 million oz (at a 55:1 silver: gold ratio)
•	Revenues jumped 42% to $69.9 million on 1,515,077 silver oz sold and 15,724 gold oz sold
•	Realized silver price fell 11% to $29.38 per oz sold (2% below average price for Q1/13)
•	Realized gold price fell 4% to $1,686 per oz sold (1% below average price for Q1/13)
•	Bullion inventory at quarter-end included 234,970 oz silver and 2,091 oz gold
•	Concentrate inventory at quarter-end included 321,487 oz silver and 5,589 oz gold
•	Signed two new concentrate sales contracts for Bolanitos cons to facilitate higher production

Production Table for First Quarter, 2013

Mine	Tonnes Produced	Tonnes per day		Grade Ag gpt(1)	Grade Au gpt	Recovery Ag %	Recovery Au %	Silver Oz	Gold Oz
Guanacevi	106,653	1,185	(2)	233	0.34	80.2	80.8	640,616	942
Bolanitos	167,500	1,861	(3)	135	2.27	79.8	81.0	578,654	9,891
El Cubo	102,191	1,135		103	1.48	79.9	86.4	270,446	4,199
Consolidated	376,344	4,181		154	1.51	79.9	82.3	1,489,746	15,032
(1)	gpt = grams per tonnes
(2)	Includes scheduled down time for maintenance
(3)	Includes 30,677 tonnes (341 tpd) processed at Las Torres facility

Godfrey Walton, President and COO, commented, “Endeavour’s mining operations enjoyed a good start to 2013 with record quarterly silver and gold production in the First Quarter, 2013.  Guanacevi rebounded from a slow start with better than planned silver grades and recoveries thanks to the commencement of production at the Porvenir Cuatro mine.  Bolanitos continued to exceed expectations with higher than planned mine output, the extra ore being processed at the leased Las Torres plant near El Cubo and the extra concentrates being sold thanks to two new concentrate sales contracts.  El Cubo continued to improve with higher production tonnes and grades compared to Q4, 2012.”

The Company did plan on strong Q1 production to compensate for a possible dip in Q2 production related to the plant and surface infrastructure rebuilding programs at El Cubo.  The reconstruction of the El Cubo plant remains on time and budget but some lost production days are anticipated in Q2 for both El Cubo and Bolanitos ores during the re-commissioning of the El Cubo plant.  Revenue from the sale of concentrates in Q1 is subject to adjustment upon final settlement in Q2 including metal prices.

Endeavour is also pleased to announce that it has successfully concluded the annual renegotiation of the collective bargaining agreement covering its union employees of Compania Minera del Cubo SA de CV at the El Cubo mine in Guanajuato State, Mexico.

Management extends its congratulations to the negotiating teams of both the Company and the National Miners Union of Mexico for the productive and collaborative discussions that enabled the agreement to be finalized.  Both parties worked towards the mutual goal of building and maintaining a peaceful, safe, productive and harmonious working environment that will encourage and facilitate both the Company and the employees to work more efficiently, increase metal production and decrease operating costs, whilst maintaining positive relations between the parties both now and in the future.

The Company further announces that it received two awards for Corporate Social Responsibility (CSR) in 2012 from CEMEFI, an independent institution that recognizes excellence in CSR practices in Mexico.

Endeavour has been given recognition by CEMEFI for CSR excellence at Endeavour’s Bolanitos and El Cubo mining operations. The Company has also successfully implemented CSR programs for many years at its Guanacevi mine and anticipates they will receive recognition this year.

These awards highlight Endeavour’s continuing commitment to sustainability and CSR through its numerous sustainability projects, which are focused on enhancing community life, improving health and safety, promoting education and protecting the environment at each of our mining operations in Mexico.

Godfrey Walton, President and COO, is the Qualified Person who reviewed and approved the technical disclosures contained herein.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

BRADFORD COOKE
CEO and Director

About Endeavour– Endeavour is a mid-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted eight consecutive years of growing silver production, reserves and resources. The organic expansion programs now underway at Endeavour’s three operating silver mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour’s goal to become the next premier senior silver mining company.

Contact Information - For more information, please contact:
Meghan Brown, Director Investor Relations
Lana McCray, Corporate Communications Co-Ordinator
Toll free: (877) 685-9775
Tel: (604) 685-9775
Fax: (604) 685-9744
Email: mbrown@edrsilver.com or lmccray@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2012 and the timing and results of exploration drill programs. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.